Exhibit 1A-6 MAT CTRCT.4

MEDICAL AND SCIENTIFIC ADVISORY BOARD MEMBER AGREEMENT

This Medical and Scientific Advisory Board Member Agreement (this “Agreement”) is made as of [•], by and between Ei.Ventures, Inc., a Delaware corporation (the “Company”), and [•] (“Advisor”).

1.             Consulting Relationship.  During the term of this Agreement, Advisor will provide consulting services to the Company as described on Exhibit A hereto (the “Services”).  Advisor shall use Advisor’s reasonable best efforts to perform the Services in accordance with relevant industry standards and practices and in a manner satisfactory to the Company.  Advisor shall report to the President or as otherwise directed.

2.             Fees.  As the only consideration due Advisor for Services, subject to approval by the Company’s Board of Directors (the “Board”), the Company anticipates granting Advisor an option to purchase [•] shares of the Company’s common stock at the fair market value as determined by the Board as of the date of the grant (the “Grant”).  The anticipated Grant will be governed by the terms and conditions of Advisor’s grant agreement, and will include a three-year vesting schedule, under which, following the first year, 1/3rd of the shares shall vest and the remainder shares shall vest in a series of 24 successive equal monthly installments, subject to Advisor’s continuous service under this Agreement as of each such date.

3.             Expenses.  Advisor shall not incur any expenses on behalf of the Company and will be responsible for all expenses incurred while performing the Services unless such expenses are approved in advance by the Company’s President.

4.             Termination.  Either party may terminate this Agreement at any time by written notice to the other party.

5.             Independent Contractor.  Advisor’s relationship with the Company will be that of an independent contractor and not that of an employee.

6.             Method of Provision of Services.  Advisor shall be solely responsible for determining the method, details and means of performing the Services.

(a)           No Authority to Bind Company.  Advisor shall have no authority to enter into contracts that bind the Company or create obligations on the part of the Company without the prior written authorization of the Company.

(b)           No Benefits.  Advisor shall not be eligible for any Company employee benefits and, to the extent Advisor otherwise would be eligible for any Company employee benefits but for the express terms of this Agreement, Advisor hereby expressly declines to participate in such Company employee benefit programs.

(c)           Withholding; Indemnification.  Advisor shall have full responsibility for applicable taxes and tax elections for all compensation paid to Advisor under this Agreement and for compliance with all applicable labor and employment requirements with respect to Advisor’s self-employment, sole proprietorship or other form of business organization.  Advisor agrees to indemnify, defend and hold the Company harmless from any liability for, or assessment of, any claims or penalties with respect to such taxes, labor or employment requirements.

(d)           Consulting or Other Services for Competitors.  Advisor represents and warrants that Advisor does not presently perform or intend to perform, during the term of the Agreement, consulting or other services for, or engage in or intend to engage in an employment relationship with, companies whose businesses or proposed businesses in any way involve products or services which are or would be competitive with the Company’s products or services or those products or services proposed or in development by the Company during the term of the Agreement (except for those companies, if any, listed below).  Advisor shall not perform any part of the Services at the facilities of a third party or using the resources of a third party.

Initials

Permitted Competitors:
	Company	Advisor

7.             Confidentiality.

(a)           Confidential Information.  Advisor shall maintain in confidence and not publish or otherwise disclose to third parties or use for any purpose other than providing the Services hereunder any Confidential Information of the Company, unless otherwise approved in writing by the Company.  As used in this Agreement, “Confidential Information” means any information or other subject matter disclosed, whether verbally or in writing, to Advisor by the Company in connection with Advisor’s performance of the Services.  Notwithstanding the foregoing, Confidential Information shall not include information that: (i) was publicly known and generally available in the public domain prior to the time of disclosure to Advisor; (ii) becomes publicly known and generally available after disclosure to Advisor through no action or inaction of Advisor; or (iii) is in the possession of Advisor, without confidentiality restrictions, at the time of disclosure as shown by Advisor’s files and records immediately prior to the time of disclosure.

(b)           Information Acquired by Advisor.  Advisor shall not, during the term of this Agreement, use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity with which Advisor has an agreement or duty to keep in confidence information acquired by Advisor, if any, and Advisor shall not bring onto the premises of the Company any unpublished document or proprietary information belonging to such employer, person or entity unless consented to in writing by such employer, person or entity.  Advisor will indemnify the Company and hold it harmless from and against all claims, liabilities, damages and expenses, including reasonable attorneys fees and costs of suit, arising out of or in connection with any violation or claimed violation of a third party’s rights resulting in whole or in part from the Company’s use of the work product of Advisor under this Agreement.

(c)           Third-Party Confidential Information.  Advisor recognizes that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes.  Advisor agrees that Advisor owes the Company and such third parties, during the term of this Agreement and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out the Services for the Company consistent with the Company’s agreement with such third party.

(d)           Ownership of Confidential Information.  All Confidential Information including without limitation, tangible materials received from the Company shall remain the property of the Company, and Advisor shall destroy or return all Confidential Information to the Company upon the termination of this Agreement, or earlier if so requested by the Company.  Advisor understands that Company may rely upon recommendations and advice provided by Advisor, and/or may expend Company resources in consideration of the advice.  To that extent Advisor agrees that if the Company relies in that manner upon advice given, Advisor shall retain no rights to any product, service or intellectual property derived by the Company from or through the advice or recommendation given by Advisor.

(e)           Assignment of Discoveries.  Advisor will promptly disclose and shall assign and hereby assigns to the Company Advisor’s entire right, title and interest in all Discoveries.  “Discoveries” as used in this Agreement means all technical or business innovations, whether or not patentable or copyrightable, which satisfy all of the following conditions: (a) are made by Advisor directly in the course of performing the Services, (b) are made at the request of the Company, and (3) that are based upon or incorporate as a material part the Confidential Information of the Company.

8.             Representations and Warranties.  Advisor represents and warrants that:

(a)           Advisor is not under any obligation in conflict or in any way inconsistent with the provisions of this Agreement;

(b)           Advisor’s performance of all the terms of this Agreement will not breach any agreement to keep in confidence proprietary information acquired by Advisor in confidence or in trust prior to commencement of this Agreement;

(c)           Advisor has the right to disclose and use all ideas, processes, techniques and other information, if any, which Advisor has gained from third parties, and which Advisor discloses to the Company or uses in the course of performance of this Agreement, without liability to such third parties; notwithstanding the foregoing, Advisor agrees that Advisor shall not incorporate into any deliveries provided to the Company herewith any third-party products, ideas, processes, techniques or other information without the express, written prior approval of the Company;

(d)           Advisor has not granted and will not grant any right or license to any intellectual property or technology that would conflict with Advisor’s obligations under this Agreement; and

(e)           In performing the Services, Advisor will not infringe upon any copyright, patent, trade secret or other property right of any former client, employer or third party.

9.             Miscellaneous.

(a)           Amendments and Waivers.  Any term of this Agreement may be amended or waived only with the written consent of the Company and the Advisor.

(b)           Sole Agreement.  This Agreement, including the Exhibits hereto, constitutes the sole agreement of the parties and supersedes all oral negotiations and prior writings with respect to the subject matter hereof.

(c)           Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by email or fax (upon customary confirmation of receipt), or 48 hours after being deposited in the U.S.  mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address or fax number as set forth on the signature page or as subsequently modified by written notice.

(d)           Choice of Law.  The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of Delaware, without giving effect to the principles of conflict of laws. Exclusive jurisdiction over and venue of any suit arising out of or relating to this Agreement will be in the state and federal courts in Hawaii.

(e)           Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith.  If the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(f)            Counterparts; Facsimile Signatures.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.  Facsimile signatures of this Agreement shall be deemed to constitute original signatures and shall be fully binding.

(g)           Advice of Counsel.  EACH PARTY ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL AND HAS READ AND UNDERSTOOD ALL OF THE TERMS OF THIS AGREEMENT.  THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

[Signature page follows]

The parties have executed this Medical and Scientific Advisory Board Member Agreement as of the date first written above.

COMPANY:		ADVISOR:

By:
David Nikzad, President		(Signature)

(Print Name)

Address:	1215 S. Kihei Rd. #424	Address:
Kihei, Hawaii 96753

EXHIBIT A

SERVICES

The following is a list of Services that Advisor is expected to provide to the Company:

1.              Devote appropriate monthly time and effort, as reasonably determined by the Company’s President and Advisor, to the Company in person or by telephone;

2.              Meet in person with the Company’s President, or another officer of the Company designated by the President, as reasonably requested;

3.              Meet with third parties as needed and at mutually agreed upon times;

4.              Attend appropriate meetings, in person or by telephone, of the Medical and Scientific Advisory Board and take part in its discussions to further the strategic business objectives of the Company;

5.              Make relevant and appropriate introductions to key industry executives, strategic partners, investors, and other potential business partners; and

6.              Perform other advisory services as agreed between Advisor and the Company’s President.